EXHIBIT 21.1
BWX TECHNOLOGIES, INC.
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT
YEAR ENDED DECEMBER 31, 2025

NAME OF COMPANY	JURISDICTION OF ORGANIZATION	PERCENTAGE OF OWNERSHIP INTEREST
BWXT Advanced Technologies LLC	Delaware	100
BWXT Canada Holdings Corp.	Canada	100
BWXT Canada Ltd.	Canada	100
BWXT Commercial Group, Inc.	Delaware	100
BWXT Foreign Holdings, LLC	Canada	100
BWXT Government Group, Inc.	Delaware	100
BWXT Investment Company	Delaware	100
BWXT Medical Ltd.	Canada	100
BWXT Nuclear Energy Canada Inc.	Canada	100
BWXT Nuclear Energy, Inc.	Delaware	100
BWXT Nuclear Operations Group, Inc.	Delaware	100
BWXT Technical Services Group, Inc.	Delaware	100
NFS Holdings, Inc.	Delaware	100
NOG-Erwin Holdings, Inc.	Delaware	100
Nuclear Fuel Services, Inc.	Delaware	100
The subsidiaries omitted from the foregoing list, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.